CUSIP No.  369730106

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1.  Name of Reporting Person
                           GREG RANKICH
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         317,848
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    317,848
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             317,848
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     6.15%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of General Employment Enterprises, Inc., One Tower Lane, Suite 2200, Oakbrook Terrace, IL 60181.

ITEM 2.   Identity and Background

     Greg Rankich of 21720 NE 181st PL, Woodinville, WA 98077, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgments or enjoinments, related to violations of state or federal securities laws in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $88,851.04 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

     Although observing and tracking General Employment Enterprises plight for years, Mr. Rankich only recently began acquiring shares on 2/12/2009. As of March 11, 2009 he now holds 317,848 shares of common stock. Based upon the latest publicly available information, the present holding places Mr. Rankich as the 2nd largest outside shareholder with 6.15% of outstanding shares owned.

Mr. Rankich is the CEO/President/Co-Owner of a consulting and staffing firm headquartered in the state of Washington. For the purpose of this transaction, he is engaged as a private investor. Mr. Rankich currently has no interest in merging his firm into General Employment Enterprises nor acquiring General Employment Enterprises. If General Employment Enterprises is interested, Mr. Rankich would be willing to provide guidance and/or collaboratively engage with current management and/or Board of Directors, to help support the return of General Employment Enterprises to a profitable and growing company it has the potential to be.

Mr. Rankich has been in accumulation mode and has not approached or engaged with General Employment Management or the company?s Board of Directors. He does not currently seek to exceed 10% ownership of outstanding shares nor is part of any group of shareholders. While not the largest shareholder of the company, Mr. Rankich does feel that his ownership may provide him an opportunity to work with General Employment Enterprises management in providing guidance, feedback, and learning that could be beneficial to the company.

With an extensive background and experience in successfully building and growing a successful and profitable consulting & staffing firm, Mr. Rankich, if asked, could provide invaluable insight and business processes that could help General Employment Enterprises reverse their current course of market and financial losses. As an outside observer, Rankich is compelled to provide the following basic recommendations which would improve the current financial stability of the company and position the company for long-term growth and prosperity:

1- Restructure the CEO?s pay. $543,000 per year is a gross overpayment for the CEO based on the historical success and growth of the company. Current revenue and profitability of the company dictates a salary in the $125,000-$150,000 per year range, not $543,000.
2- Replace Long-time Board members with Independent Directors who will take decisive action to help improve General Employment Enterprises? long term viability as a company.
3- Remove the current "POISON-PILL" OR shareholder rights plan. The current plan limits the potential shareholder value that could be recognized.
4- Remove commission advancements and implement an industry standard approach of providing commission as earned. This would increase company cash flow as well as minimize charge backs and general overhead.
5- Leverage economies of scale to reduce overall recruiting costs, job board posting, and general and administrative expenses.
6- Most importantly, as it currently stands, the CEO?s employment agreement and its severance benefits greatly hampers the company's ability to fully maximize shareholder value. Restructuring the agreement with incentive-based compensation would improve overall market and shareholder confidence in management/Board of Directors.

Mr. Rankich has acquired the shares of General Employment Enterprises for investment purposes, as he believes the company is undervalued currently and that greater value could be achieved if necessary steps were taken by the Board of Directors. Mr. Rankich may, at any time, acquire additional shares in the open market or otherwise while reserving the right to dispose of any or all of his shares in the open market or otherwise.


ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on March 11, 2009, respondent has sole voting and dispositive power over 317,848 shares of General Employment Enterprises, Inc.'s common stock. According to the company's latest 10-Q filing, as of December 31, 2008, there were 5,165,265 common shares outstanding. Respondent is thus deemed to own 6.15% of the company's common stock. Transactions effected by the respondent in the 60 days prior to the March 3, 2009 "trigger" date, through March 11, 2009, were performed in ordinary brokerage transactions, and are indicated as follows:

3/11/09	bought	200	shares	@	$0.32
3/11/09	bought	800	shares	@	$0.34
3/10/09	bought	200	shares	@	$0.34
3/10/09	bought	600	shares	@	$0.32
3/10/09	bought	1000	shares	@	$0.37
3/10/09	bought	1500	shares	@	$0.39
3/10/09	bought	4700	shares	@	$0.38
3/10/09	bought	5800	shares	@	$0.30
3/10/09	bought	7600	shares	@	$0.36
3/9/09	sold	2500	shares	@	$0.36
3/9/09	bought	300	shares	@	$0.31
3/9/09	bought	2700	shares	@	$0.30
3/6/09	bought	200	shares	@	$0.30
3/6/09	bought	100	shares	@	$0.35
3/6/09	bought	200	shares	@	$0.32
3/6/09	bought	701	shares	@	$0.24
3/6/09	bought	1200	shares	@	$0.36
3/6/09	bought	1200	shares	@	$0.31
3/6/09	bought	1800	shares	@	$0.29
3/6/09	bought	4600	shares	@	$0.27
3/6/09	bought	5400	shares	@	$0.25
3/6/09	bought	4600	shares	@	$0.33
3/4/09	bought	200	shares	@	$0.38
3/4/09	bought	800	shares	@	$0.39
3/4/09	bought	1900	shares	@	$0.37
3/4/09	bought	2600	shares	@	$0.35
3/4/09	bought	7000	shares	@	$0.36
3/3/09	bought	100	shares	@	$0.39
3/3/09	bought	1400	shares	@	$0.40
3/3/09	bought	5500	shares	@	$0.37
3/2/09	bought	200	shares	@	$0.32
3/2/09	bought	2700	shares	@	$0.35
3/2/09	bought	3900	shares	@	$0.30
3/2/09	bought	10200	shares	@	$0.33
3/2/09	bought	31200	shares	@	$0.34
2/27/09	bought	100	shares	@	$0.33
2/27/09	bought	200	shares	@	$0.36
2/27/09	bought	400	shares	@	$0.35
2/27/09	bought	1400	shares	@	$0.34
2/26/09	bought	260	shares	@	$0.34
2/26/09	bought	650	shares	@	$0.31
2/26/09	bought	2240	shares	@	$0.33
2/26/09	bought	9900	shares	@	$0.32
2/26/09	bought	5247	shares	@	$0.30
2/24/09	bought	10000	shares	@	$0.31
2/24/09	bought	4900	shares	@	$0.32
2/23/09	bought	100	shares	@	$0.27
2/23/09	bought	100	shares	@	$0.26
2/23/09	bought	200	shares	@	$0.28
2/23/09	bought	600	shares	@	$0.30
2/23/09	bought	1200	shares	@	$0.33
2/23/09	bought	18000	shares	@	$0.25
2/23/09	bought	11200	shares	@	$0.32
2/20/09	bought	200	shares	@	$0.27
2/20/09	bought	100	shares	@	$0.28
2/20/09	bought	200	shares	@	$0.33
2/20/09	bought	1001	shares	@	$0.32
2/20/09	bought	2450	shares	@	$0.30
2/20/09	bought	2100	shares	@	$0.34
2/20/09	bought	2549	shares	@	$0.35
2/20/09	bought	4300	shares	@	$0.31
2/20/09	bought	13800	shares	@	$0.25
2/19/09	bought	100	shares	@	$0.25
2/19/09	bought	100	shares	@	$0.24
2/19/09	bought	199	shares	@	$0.29
2/19/09	bought	450	shares	@	$0.23
2/19/09	bought	800	shares	@	$0.29
2/19/09	bought	1800	shares	@	$0.27
2/19/09	bought	5102	shares	@	$0.30
2/19/09	bought	8799	shares	@	$0.28
2/18/09	bought	22100	shares	@	$0.21
2/17/09	bought	50000	shares	@	$0.20
2/12/09	bought	24400	shares	@	$0.20



ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Not Applicable


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  03/12/09
Signature   /Greg Rankich/
Name/Title  Greg Rankich, Private Investor